UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Room F3-325, Tower A, Win Center, Building 6

Yard 33, Baiziwan Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes            ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

LightInTheBox Reports Issuance of Shares

LightInTheBox Reports Issuance of Shares

LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today reports the issuance of 88,883,116 ordinary shares of the Company, par value of $0.000067 per share (the “Purchase Shares”) pursuant to the share purchase agreement entered into on November 8, 2018 (the “Agreement”) by and among the Company and the serveral sellers (the “Sellers”) in connection with the acquisition (the “Acquisition”) of 100% equity of Ezbuy Holding Co., Ltd. The Purchase Shares are represented by an aggregate of 44,441,558 American Depository Shares (the “ADSs”), each of which represents two ordinary shares of the Company. The ADSs will be allocated to the Sellers for no additional consideration in exchange of the convertible promissory notes issued to the Sellers as consideration for the Acquisition on December 10, 2018 at the closing of the Acquisition.

Following the Issuance, the Company has a total number of 223,687,789 outstanding ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian HE
Name:	Jian HE
Title:	Chief Executive Officer

Date: December 16, 2019